Exhibit 1

P R E S S   R E L E A S E

Company Contacts Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	IR Agency Contact Erik Knettel The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AUDIOCODES REVISES ESTIMATES FOR THE FIRST QUARTER 2007

Lod, Israel, March 14, 2007 – AudioCodes (NASDAQ:AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced that revenues and earnings for the first quarter of 2007 are anticipated to be lower than previously estimated.

The Company said that due to a slower than expected intake of orders, it now expects revenues for the first quarter to be approximately $36 to $38 million compared to the Company’s original guidance that revenues for the first quarter would be up to a level of 5% higher than the fourth quarter of 2006. Revenues in the fourth quarter of 2006 were $42.6 million. As a result, the Company also expects that it will not achieve the net income per share previously anticipated.

Mr. Shabtai Adlersberg, Chairman and CEO of AudioCodes, said: “In the face of weaker market conditions, we believe it prudent at this time for us to revise our previous guidance. We intend to revise our outlook for 2007 at the time of our First Quarter 2007 financial results conference call.”

“We hope this is a minor set back and remain confident in our strengths and in the long term growth prospects of AudioCodes,” added Mr. Adlersberg.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology, Voice Network products, and applications to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets. AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For further information on AudioCodes, visit www.audiocodes.com

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera and Netrake are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.